Exhibit 12.1

	Year ended			24-week period ended
	April 29, 2001	April 28, 2002	April 27, 2003	October 13, 2002	October 12, 2003
				(unaudited)
	(dollars in thousands)
Earnings:
Earnings before income taxes	$46,098	$76,020	$98,270	$62,197	$73,124
Plus fixed charges	31,655	38,477	44,738	19,468	21,368
Earnings	$77,753	$114,497	$143,008	$81,665	$94,492

Fixed charges:
Financial expenses	$15,115	$15,067	$14,894	$6,490	$6,653
Plus estimated interest factor of rental expense	16,540	23,410	29,844	12,978	14,715
Fixed Charges	$31,655	$38,477	$44,738	$19,468	$21,368

Ratio of Earnings to Fixed Charges (1)	2.5	3.0	3.2	4.2	4.4

(1)                                  For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents earnings from continuing operations before income taxes, plus fixed charges. “Fixed charges” consists of financial expense, including amortization of financing costs and that portion of rental expense considered to be a reasonable approximation of interest.